UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2004

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated April 20, 2004, ANNOUNCES RELISTING ON THE NASDAQ NATIONAL MARKET.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) BY: /S/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: April 20, 2004

Exhibit 99.1
FOR IMMEDIATE RELEASE APRIL 20, 2004
CAMTEK CONTACT: Moshe Amit +972-4-604-8308 +972-4-604 8300 (fax) mosheamit@camtek.co.il

CAMTEK LTD. ANNOUNCES RELISTING ON THE NASDAQ NATIONAL MARKET

MIGDAL HA’EMEK, Israel – April 20, 2004 – Camtek Ltd. (NASDAQ:CAMT) today announced that the Nasdaq Stock Market has approved its application for the relisting of its ordinary shares on the Nasdaq National Market, subject to the company maintaining a $5 minimum bid price upon its admission for trading on the Nasdaq National Market. Camtek expects its ordinary shares to begin trading on the Nasdaq National Market on April 22, 2004 under the ticker symbol “CAMT,” which is the same symbol under which Camtek’s ordinary shares are currently traded on the Nasdaq SmallCap Market.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry.